SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 7)* CALPINE CORPORATION
(Name of Issuer) COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)
131347304

(CUSIP Number)

SPO Advisory Corp.
591 Redwood Highway, Suite 3215
Mill Valley, California 94941
(415) 383-6600

with a copy to:

Alison S. Ressler
Sullivan & Cromwell LLP
1888 Century Park East
Los Angeles, California 90067-1725
(310) 712-6600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) January 1, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13-1(g), check the following box  [_].

Note.   Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 131347304	Page 2 of 19 pages

1		NAME OF REPORTING PERSON SPO Partners II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_] (b) [X]
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number Of Shares Beneficially Owned By Each Reporting Person With	7	SOLE VOTING POWER 85,541,939
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 85,541,939
	10	SHARED DISPOSITIVE POWER -0-
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 85,541,939
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.2%
14		TYPE OF REPORTING PERSON PN

(1)  Power is exercised through its sole general partner, SPO Advisory Partners, L.P.

CUSIP No. 131347304	Page 3 of 19 pages

1		NAME OF REPORTING PERSON SPO Partners II Co-Investment Partnership, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_] (b) [X]
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number Of Shares Beneficially Owned By Each Reporting Person With	7	SOLE VOTING POWER 5,150,500 (1)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 5,150,500 (1)
	10	SHARED DISPOSITIVE POWER -0-
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,150,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)  Power is exercised through its sole general partner, SPO Advisory Partners, L.P.

CUSIP No. 131347304	Page 4 of 19 pages

1		NAME OF REPORTING PERSON SPO Advisory Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_] (b) [X]
3		SEC USE ONLY
4		SOURCE OF FUNDS Not Applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number Of Shares Beneficially Owned By Each Reporting Person With	7	SOLE VOTING POWER 90,692,439 (1)(2)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 90,692,439 (1)(2)
	10	SHARED DISPOSITIVE POWER -0-
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 90,692,439
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.4%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)  Solely in its capacity as the sole general partner of SPO Partners II, L.P. with respect to 85,541,939 shares; and solely in its capacity as the sole general partner of SPO Partners II Co-Investment Partnership, L.P. with respect to 5,150,500 shares.

(2)  Power is exercised through its sole general partner, SPO Advisory Corp.

CUSIP No. 131347304	Page 5 of 19 pages

1		NAME OF REPORTING PERSON San Francisco Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_] (b) [X]
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]
6		CITIZENSHIP OR PLACE OF ORGANIZATION California
Number Of Shares Beneficially Owned By Each Reporting Person With	7	SOLE VOTING POWER 3,266,901 (1)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 3,266,901 (1)
	10	SHARED DISPOSITIVE POWER -0-
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,266,901
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)  Power is exercised through its sole general partner, SF Advisory Partners, L.P.

CUSIP No. 131347304	Page 6 of 19 pages

1		NAME OF REPORTING PERSON SF Advisory Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_] (b) [X]
3		SEC USE ONLY
4		SOURCE OF FUNDS Not Applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number Of Shares Beneficially Owned By Each Reporting Person With	7	SOLE VOTING POWER 3,266,901 (1)(2)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 3,266,901 (1)(2)
	10	SHARED DISPOSITIVE POWER -0-
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,266,901
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)  Solely in its capacity as the sole general partner of San Francisco Partners, L.P.

(2)  Power is exercised through its sole general partner, SPO Advisory Corp.

CUSIP No. 131347304	Page 7 of 19 pages

1		NAME OF REPORTING PERSON SPO Advisory Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_] (b) [X]
3		SEC USE ONLY
4		SOURCE OF FUNDS Not Applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number Of Shares Beneficially Owned By Each Reporting Person With	7	SOLE VOTING POWER 93,959,340 (1)(2)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 93,959,340 (1)(2)
	10	SHARED DISPOSITIVE POWER -0-
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 93,959,340
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.1%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)  Solely in its capacity as the sole general partner of SPO Advisory Partners, L.P. with respect to 90,692,439 of such shares; and solely in its capacity as the sole general partner of SF Advisory Partners, L.P. with respect to 3,266,901 of such shares. These shares may also be deemed to be beneficially owned by J. Stuart Ryan, solely as a result of his advisory capacity to SPO Advisory Corp. with respect to investments by SPO Partners II, L.P., SPO Partners II Co-Investment Partnership, L.P. and San Francisco Partners, L.P. in securities of the Issuer.

(2)  Power is exercised through its three controlling persons, John H. Scully, William E. Oberndorf and Edward H. McDermott.

CUSIP No. 131347304	Page 8 of 19 pages

1		NAME OF REPORTING PERSON John H. Scully
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_] (b) [X]
3		SEC USE ONLY
4		SOURCE OF FUNDS PF and Not Applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]
6		CITIZENSHIP OR PLACE OF ORGANIZATION USA
Number Of Shares Beneficially Owned By Each Reporting Person With	7	SOLE VOTING POWER 178,200 (1)
	8	SHARED VOTING POWER 93,959,340 (2)
	9	SOLE DISPOSITIVE POWER 178,200 (1)
	10	SHARED DISPOSITIVE POWER 93,959,340 (2)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 94,137,540
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.2%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)  Of these shares, 6,100 shares are held in the John H. Scully Individual Retirement Account, which is self-directed, and 172,100 shares may be deemed to be beneficially owned by Mr. Scully solely in his capacity as controlling person, sole director and executive officer of Phoebe Snow Foundation, Inc.

(2)  These shares may be deemed to be beneficially owned by Mr. Scully solely in his capacity as one of three controlling persons of SPO Advisory Corp.

CUSIP No. 131347304	Page 9 of 19 pages

1		NAME OF REPORTING PERSON William E. Oberndorf
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_] (b) [X]
3		SEC USE ONLY
4		SOURCE OF FUNDS PF and Not Applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]
6		CITIZENSHIP OR PLACE OF ORGANIZATION USA
Number Of Shares Beneficially Owned By Each Reporting Person With	7	SOLE VOTING POWER 34,900 (1)
	8	SHARED VOTING POWER 93,959,340 (2)
	9	SOLE DISPOSITIVE POWER 34,900 (1)
	10	SHARED DISPOSITIVE POWER 93,959,340 (2)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 93,994,240
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.1%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)  These shares are held in the William E. Oberndorf Individual Retirement Account, which is self-directed.

(2)  These shares may be deemed to be beneficially owned by Mr. Oberndorf solely in his capacity as one of three controlling persons of SPO Advisory Corp.

CUSIP No. 131347304	Page 10 of 19 pages

1		NAME OF REPORTING PERSON Edward H. McDermott
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_] (b) [X]
3		SEC USE ONLY
4		SOURCE OF FUNDS PF and Not Applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]
6		CITIZENSHIP OR PLACE OF ORGANIZATION USA
Number Of Shares Beneficially Owned By Each Reporting Person With	7	SOLE VOTING POWER 6,800 (1)
	8	SHARED VOTING POWER 93,959,340 (2)
	9	SOLE DISPOSITIVE POWER 6,800 (1)
	10	SHARED DISPOSITIVE POWER 93,959,340 (2)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 93,966,140
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.1%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)  These shares are held in the Edward H. McDermott Individual Retirement Account, which is self-directed.

(2)  These shares may be deemed to be beneficially owned by Mr. McDermott solely in his capacity as one of three controlling persons of SPO Advisory Corp.

CUSIP No. 131347304	Page 11 of 19 pages

1		NAME OF REPORTING PERSON J. Stuart Ryan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_] (b) [X]
3		SEC USE ONLY
4		SOURCE OF FUNDS Not Applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]
6		CITIZENSHIP OR PLACE OF ORGANIZATION USA
Number Of Shares Beneficially Owned By Each Reporting Person With	7	SOLE VOTING POWER 20,352 (1)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 20,352 (1)
	10	SHARED DISPOSITIVE POWER 93,959,340 (2)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 93,979,692
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.1%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)  These shares are of restricted stock awarded to Mr. Ryan in his capacity as a member of the board of directors of the Issuer.

(2)  These shares may be deemed to be beneficially owned by Mr. Ryan, solely in his capacity as an advisor to SPO Advisory Corp. with respect to investments by SPO Partners II, L.P., SPO Partners II Co-Investment Partnership, L.P. and San Francisco Partners, L.P. in securities of the Issuer.

CUSIP No. 131347304	Page 12 of 19 pages

1		NAME OF REPORTING PERSON Phoebe Snow Foundation, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_] (b) [X]
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]
6		CITIZENSHIP OR PLACE OF ORGANIZATION California
Number Of Shares Beneficially Owned By Each Reporting Person With	7	SOLE VOTING POWER 172,100 (1)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 172,100 (1)
	10	SHARED DISPOSITIVE POWER -0-
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 172,100
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) **0.1%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

** Denotes less than

(1)  Power is exercised through its controlling person, sole director and executive officer, John H. Scully.

This Amendment No. 7 amends the Schedule 13D (the “Original 13D”) filed with the Securities and Exchange Commission (“SEC”) on February 11, 2008 and as amended on August 12, 2008, September 12, 2008, October 6, 2008, October 14, 2008, October 17, 2008 and October 22, 2008. Unless otherwise stated herein, the Original 13D, as previously amended, remains in full force and effect. Terms used therein and not defined herein shall have the meanings ascribed thereto in the Original 13D.

Item 2.                    Identity and Background.

Item 2(a) is hereby amended and restated in its entirety as follows:

(a) The undersigned hereby file this Schedule 13D Statement on behalf of SPO Partners II, L.P., a Delaware limited partnership (“SPO”), SPO Partners II Co-Investment Partnership, L.P., a Delaware limited partnership (“SPO Co-Investment”), SPO Advisory Partners, L.P., a Delaware limited partnership (“SPO Advisory Partners”), San Francisco Partners, L.P., a California limited partnership (“SFP”), SF Advisory Partners, L.P., a Delaware limited partnership (“SF Advisory Partners”), SPO Advisory Corp., a Delaware corporation (“SPO Advisory Corp.”), Phoebe Snow Foundation, Inc., a California corporation (“PS Foundation”), John H. Scully (“JHS”), William E. Oberndorf (“WEO”), Edward H. McDermott (“EHM”), and J. Stuart Ryan (“JSR”). SPO, SPO Co-Investment, SPO Advisory Partners, SFP, SF Advisory Partners, SPO Advisory Corp., PS Foundation, JHS, WEO, EHM and JSR are sometimes hereinafter referred to as the “Reporting Persons.” The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists.

The Original 13D listed William J. Patterson (“WJP”) and the Elizabeth R. & William J. Patterson Foundation (the “Patterson Foundation”) as “Reporting Persons.” William J. Patterson passed away on September 24, 2010. As a result, Mr. Patterson and the Elizabeth R. & William J. Patterson Foundation are no longer “Reporting Persons” for all purposes under this Amendment and the Original 13D.

All references to William J. Patterson (“WJP”) and the Elizabeth R. and William J. Patterson Foundation, a California corporation (the “Patterson Foundation”) in Item 2(b)-(c) are hereby deleted in their entirety.

On November 3, 2010, the Board of Directors of the Issuer elected JSR as Chairman of the Board.

Item 3.                    Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated in its entirety as follows:

The source and amount of the funds used or to be used by the Reporting Persons to purchase Shares are as follows:

NAME	SOURCE OF FUNDS	AMOUNT OF FUNDS

SPO	Contributions from Partners	$727,463,394 (1)
SPO Co-Investment	Contributions from Partners	$ 84,370,330
SPO Advisory Partners	Not Applicable	Not Applicable
SFP	Contributions from Partners	$ 25,118,634 (2)
SF Advisory Partners	Not Applicable	Not Applicable
SPO Advisory Corp.	Not Applicable	Not Applicable
JHS	Personal Funds and Not Applicable	$76,086
WEO	Personal Funds and Not Applicable	$434,648
EHM	Personal Funds and Not Applicable	$73,286
JSR	Not Applicable	Not Applicable
PS Foundation	Contributions from Shareholders	$1,829,381

__________
(1)  Of this amount, $477,289,444 represents the value of Shares issued to the Reporting Persons at the Issuer’s emergence from bankruptcy in consideration of the cancellation and discharge of certain debentures and related claims held by the Reporting Persons.

(2)  This amount represents the value of Shares issued to the Reporting Persons at the Issuer’s emergence from bankruptcy in consideration of the cancellation and discharge of certain debentures and related claims held by the Reporting Persons.

Item 4.                   Purpose of Transaction.

Item 4 is hereby amended and supplemented by adding the following paragraph at the end thereof:

The Board of Directors of the Issuer has appointed WEO to the Board, effective January 1, 2011, filling the vacancy created by the death of WJP.

Item 5.                   Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

(a) Percentage interest calculations for each Reporting Person are based upon the Issuer having 444,530,340 total outstanding shares of Common Stock as reported on the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on October 29, 2010.

SPO

The aggregate number of Shares that SPO owns beneficially, pursuant to Rule 13d-3 of the Act, is 85,541,939 Shares, which constitutes approximately 19.2% of the outstanding Shares.

SPO Co-Investment

The aggregate number of Shares that SPO Co-Investment owns beneficially, pursuant to Rule 13d-3 of the Act, is 5,150,500 Shares, which constitutes approximately 1.2% of the outstanding Shares.

SPO Advisory Partners

Because of its position as the sole general partner of each of SPO and SPO Co-Investment, SPO Advisory Partners may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 90,692,439 Shares, which constitutes approximately 20.4% of the outstanding Shares.

SFP

The aggregate number of Shares that SFP owns beneficially, pursuant to Rule 13d-3 of the Act, is 3,266,901 Shares, which constitutes approximately 0.7% of the outstanding Shares.

SF Advisory Partners

Because of its position as the sole general partner of SFP, SF Advisory Partners may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 3,266,901 Shares, which constitutes approximately 0.7% of the outstanding Shares.

SPO Advisory Corp.

Because of its positions as the sole general partner of each of SPO Advisory Partners and SF Advisory Partners, SPO Advisory Corp. may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 93,959,340 Shares in the aggregate, which constitutes approximately 21.1% of the outstanding Shares.

JHS

Individually, and because of his position as a control person of SPO Advisory Corp., and the controlling person, sole director and executive officer of PS Foundation, JHS may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 94,137,540 Shares in the aggregate, which constitutes approximately 21.2% of the outstanding Shares.

WEO

Individually, and because of his position as a control person of SPO Advisory Corp., WEO may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 93,994,240 Shares in the aggregate, which constitutes approximately 21.1% of the outstanding Shares.

EHM

Individually, and because of his position as a control person of SPO Advisory Corp., EHM may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 93,966,140 Shares, which constitutes approximately 21.1% of the outstanding Shares.

JSR

The aggregate number of Shares that JSR owns beneficially, pursuant to Rule 13d-3 of the Act, is 93,979,692, which constitutes approximately 21.1% of the outstanding Shares.

PS Foundation

The aggregate number of Shares that PS Foundation owns beneficially, pursuant to Rule 13d-3 of the Act, is 172,100 Shares, which constitutes less than 0.1% of the outstanding Shares.

To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 hereof is the beneficial owner of any Shares.

(b) SPO

Acting through its sole general partner, SPO has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 85,541,939 Shares.

SPO Co-Investment

Acting through its sole general partner, SPO Co-Investment has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 5,150,500 Shares.

SPO Advisory Partners

Acting through its sole general partner and in its capacity as the sole general partner of each of SPO and SPO Co-Investment, SPO Advisory Partners has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 90,692,439 Shares.

SFP

Acting through its sole general partner, SFP has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 3,266,901 Shares.

SF Advisory Partners

Acting through its sole general partner and in its capacity as the sole general partner of SFP, SF Advisory Partners has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 3,266,901 Shares.

SPO Advisory Corp.

Acting through its controlling persons and through JSR in his advisory capacity, and in its capacities as the sole general partner of each of SPO Advisory Partners and SF Advisory Partners, SPO Advisory Corp. may be deemed to have shared power with JSR to vote or to direct the vote and to dispose or to direct the disposition of 93,959,340 Shares in the aggregate.

JHS

As one of three controlling persons of SPO Advisory Corp., which is the sole general partner of each of SPO Advisory Partners and SF Advisory Partners, JHS may be deemed to have shared power with WEO and EHM to vote or to direct the vote and to dispose or to direct the disposition of 93,959,340 Shares held by SPO, SPO Co-Investment and SFP in the aggregate. In addition, JHS has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 6,100 Shares held in the John H. Scully Individual Retirement Account, which is a self-directed individual retirement account, and 172,100 Shares held by the PS Foundation, for which JHS is the controlling person, sole director and executive officer.

WEO

As one of three controlling persons of SPO Advisory Corp., which is the sole general partner of each of SPO Advisory Partners and SF Advisory Partners, WEO may be deemed to have shared power with JHS and EHM to vote or to direct the vote and to dispose or to direct the disposition of 93,959,340 Shares held by SPO, SPO Co-Investment and SFP in the aggregate. In addition, WEO has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 34,900 Shares held in the William E. Oberndorf Individual Retirement Account, which is a self-directed individual retirement account.

EHM

As one of three controlling persons of SPO Advisory Corp., which is the sole general partner of each of SPO Advisory Partners and SF Advisory Partners, EHM may be deemed to have shared power with JHS and WEO to vote or to direct the vote and to dispose or to direct the disposition of 93,959,340 Shares held by SPO, SPO Co-Investment and SFP in the aggregate. In addition, EHM has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 6,800 Shares held in the Edward H. McDermott Individual Retirement Account, which is a self-directed individual retirement account.

JSR

Because of his advisory position in SPO Advisory Corp., which is the sole general partner of each of SPO Advisory Partners and SF Advisory Partners, JSR may be deemed to have shared power with SPO Advisory Corp. to dispose or to direct the disposition of 93,959,340 Shares in the aggregate. In addition, JSR has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 20,352 shares of restricted stock awarded to JSR in his capacity as a director of the Issuer.

PS Foundation

Acting through its controlling person, PS Foundation has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 172,100 Shares.

(c) Since the most recent filing on Schedule 13D, Reporting Persons have acquired Shares through open market purchases on the New York Stock Exchange or through the distribution of Shares pursuant to the Issuer's Chapter 11 plan of reorganization.  To the best of the knowledge of each of the Reporting Persons, none of the persons named in response to paragraph (a) has effected any transactions in Shares within the past 60 days of the date of this statement.

(d) Each of the Reporting Persons affirms that no person other than such Reporting Person has the right to receive or the power to direct the receipt of distributions with respect to, or the proceeds from the sale of, Shares owned by such Reporting Person.

(e) Not applicable.

Item 7.      Material to Be Filed as Exhibits.

Exhibit A:	Agreement pursuant to Rule 13d-1 (k)

Exhibit B:	Power of Attorney (previously filed)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 6, 2011

By: /s/ Kim M. Silva
Kim M. Silva

Attorney-in-Fact for:

SPO PARTNERS II, L.P. (1)
SPO PARTNERS II CO-INVESTMENT PARTNERSHIP, L.P. (1)
SPO ADVISORY PARTNERS, L.P. (1)
SAN FRANCISCO PARTNERS, L.P. (1)
SF ADVISORY PARTNERS, L.P.
SPO ADVISORY CORP. (1)
JOHN H. SCULLY (1)
WILLIAM E. OBERNDORF (1)
EDWARD H. MCDERMOTT (1)
J. STUART RYAN (1)
PHOEBE SNOW FOUNDATION, INC. (1)

(1) A Power of Attorney authorizing Kim M. Silva to act on behalf of this person or entity has been previously filed with the Securities and Exchange Commision.

INDEX OF EXHIBITS

Exhibit A:	Agreement pursuant to Rule 13d-1 (k)

Exhibit B:	Power of Attorney (previously filed)